

Rueil, may 07, 2007





07023518

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

RECEIVED
2007 MAY 15 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- First quarter 2007 consolidated revenue ;
- Vinci preferred bidder for a second motorway concession in Greece.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Christian Labeyrie
Executive Vice President
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél. +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com



Rueil Malmaison, 2 May 2007

FIRST QUARTER 2007 CONSOLIDATED REVENUE

- **Consolidated first-quarter revenue up 16.7% to €6.1 billion[1]**
- **Strong growth of sales in all business lines: 16.3% in France and 17.7% in international markets**
- **High level of order book up 8% over the last quarter (+10% over 12 months)**
- **2007 revenue projections revised upwards**

VINCI generated consolidated revenue of €6.1 billion during the first quarter of 2007, representing a 16.7% increase over pro forma revenue[1] for the first quarter of 2006.

(On an actual basis, with ASF and ESCOTA consolidated from 10 March 2006, the date on which VINCI acquired control, the increase in revenue was 26.3%).

This excellent performance is due mainly to the organic growth of the Group's business lines[2] in both France and international markets. It confirms the positive trend observed at the end 2006.

In France, revenue increased 16.3%[1] to €4.2 billion. Growth at VINCI Construction and Eurovia was particularly strong, at 19% and 21% respectively. VINCI Energies and VINCI Concessions also performed very satisfactorily, achieving 11% and 10% growth respectively.

Outside France, revenue rose 17.7% to €1.9 billion and represented 31.3% of total revenue. The growth is attributable mainly to the very high level of sales generated by VINCI Construction's foreign business operations.

---

[1] Data for the first quarter of 2006 is restated on a pro forma basis to include full-quarter revenue for ASF and ESCOTA. Furthermore, in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", the pro forma data excludes revenue from airport services operations, which the Group disposed of in October 2006.

[2] The positive impact of changes in consolidation scope and exchange rate fluctuations amounted only to 1.7% during the first quarter of 2007.

Breakdown by business line

VINCI Concessions: €981 million (+8.6%[1])

VINCI three motorways networks revenue increased noticeably benefiting from people returning from Christmas holidays in January and first departures for school spring holidays in March.

ASF and ESCOTA generated total revenue of €584 million during the first quarter of 2007. Toll revenue, up 9%, amounted to €573 million, of which €448 million for ASF (9.8% increase) and €125 million for ESCOTA (7.8% increase).

On both networks, traffic rose overall 5.4% (+5.3% on a constant network). It was up 5.5% on ASF's network and 4.4% on ESCOTA's network. The period was marked by the finalisation of discussions with the Direction Générale des Routes (French Department of Infrastructure and Transportation) on the 2007-2011 Programme Plan for ASF and ESCOTA. These specify the investment programmes to be carried out and the pricing rules to be applied.

Cofiroute's revenue amounted to €214 million, a 10.9% increase over the same period last year. At €209 million, toll revenue rose almost 12%, of which 7.3% was due to traffic growth on a constant network. Recent network extensions - a 58 km section of the A28 between Le Mans and Tours opened in December 2005 and the north Langeais bypass on the A85 opened in January 2007 - had a positive impact of 1% on traffic. On the extended network, traffic growth was 8.3%. VINCI increased its interest in Cofiroute to 82.4% in March by acquiring Eiffage's holding.

VINCI Park's revenue increased 6.1% to €136 million. Business in France rose 4.6%, benefiting from good occupancy of its parking facilities. The pace of growth outside France accelerated, particularly in Germany and Spain.

On a constant structure basis, other infrastructure concessions recorded near 20% growth in revenue due mainly to the very good performance of the airports in Cambodia and the Stade de France. On an actual basis, revenue declined 4% following VINCI's withdrawal in 2006 from Autopista Del Bosque in Chile and the reduction in its holding in the Confederation Bridge in Canada.

Highlights of the quarter included, in France, the finalisation of the concession contract for the Lyon Part-Dieu/Saint Exupery airport rail link (Leslys), jointly with Vinci other business lines, and abroad, the preferred bidder status achieved by consortium in which VINCI Concessions is participating to build and operate 365 km of motorway, connecting Athens to the Peloponnese. This 30 years project will permit the motorway network conceded in Greece in which VINCI is a stakeholder, to reach almost 600 km - including in 2006 the success for the motorway between Athens and Thessalonica (230 km).

VINCI Energies: €948 million (+11.3%)

In France, revenue increased 11.3% to €709 million, driven mainly by a very buoyant service sector. The signature of major orders in the biofuel industry and the vitality of the electricity infrastructure market also had a positive impact on revenue.

---

[1] Data for the first quarter of 2006 is restated on a pro forma basis to include full-quarter revenue for ASF and ESCOTA.. Furthermore, in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", the pro forma data excludes revenue from airport services operations, which the Group disposed of in October 2006.

Outside France, revenue amounted to €239 million, up 11.4%. Business was particularly brisk in Germany, where the division continues to benefit from a positive economic climate on its industrial markets. Revenue for the quarter also includes the contribution of recent acquisitions in Belgium, the Netherlands and the Czech Republic.

VINCI Energies' order book at 31 March 2007 stood at €2.1 billion, up 22% for the quarter and almost 27% over 12 months. It represents 6.8 months of average business activity for the division. The commercial success of the quarter was winning a significant "contrat de partenariat" (a French public-private partnership) for public lighting and traffic management in Rouen for 20 years.

Eurovia: €1,356 million (+16.5%)

In France, revenue increased 21.5% to €918 million, benefiting from the excellent weather during the period.

Outside France, revenue rose 7.2% to €438 million. A strong improvement was recorded in Germany and the Czech Republic, where operations at the beginning of 2006 were disrupted by severe weather, offsetting the slight decline in business in the United Kingdom.

Eurovia's order book at 31 March 2007 stood at €4.9 billion, up 5.5% for the quarter and representing almost eight months of average business activity for the division.

VINCI Construction: €2,784 million (+21.6%)

In France, VINCI Construction's revenue increased 19% to €1,595 million. This excellent performance reflects the very high level of activity in the building sector and is a continuation of the trend observed since the end of 2006. The creation of VINCI Construction France by combining Sogea Construction and GTM Construction gives the new entity the best resources to expand in its very buoyant domestic market. The quarter was marked by the signature of the division's first major public-private partnership (PPP) contract for the renovation of France's National Institute for Sport and Physical Education (INSEP).

Outside France, VINCI Construction generated revenue of €1,189 million, an increase of more than 25% (20% on a constant consolidation basis). Business remained very brisk in all geographical areas, but especially in Central and Eastern Europe. It was also brisk for Freyssinet and DEME, CFE's dredging subsidiary.

VINCI Construction's order book at 31 March 2007 stood at €12.4 billion, more than 13 months of average business activity for the division. It increased 7% for the quarter and 13% over 12 months. The highlight of the quarter was the acquisition of Soletanche, a world leader in special foundations. The transaction, currently being examined by the competition authorities, should be finalised during the second half of the year. Soletanche has 4,000 employees and operations in about 100 countries. The company will give VINCI Construction additional full-year revenue of over €1 billion, generated in high growth markets.

Outlook for 2007

At 31 March 2007, the Group's order book stood at over €19 billion, up 8.3% for the quarter and more than 10% over 12 months. It represents 10.6 months of average business activity for the business lines concerned (construction, roads, energy).

Based on the strong increase in revenue for the quarter and the fact that the order book has been maintained at a very high level, it is possible that VINCI will raise its 2007 growth targets.

Shareholders Meeting

VINCI's Shareholders Meeting will start at 11 a.m. on Thursday, 10 May, at the Olympia (28 boulevard des Capucines, 75009 Paris).

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com

Investor relations contact: Marie-Amélia Folch
Tel: +33 1 47 16 45 39
Email: mafolch@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

CONSOLIDATED REVENUE AT 31 MARCH 2007
(in millions of euros)

	31 March 2006 Actual (*)	31 March 2006 Pro forma (**)	31 March 2007	*Change 2007/2006* Actual	Pro forma (**)
VINCI Concessions	504.6	902.6	980.5	*94.3%*	*8.6%*
VINCI Energies	851.5	851.5	947.8	*11.3%*	*11.3%*
Eurovia	1,164.3	1,164.3	1,356.0	*16.5%*	*16.5%*
VINCI Construction	2,290.0	2,290.0	2,783.8	*21.6%*	*21.6%*
VINCI Immobilier	96.2	96.2	134.6	*40.0%*	*40.0%*
Eliminations	(72.2)	(72.2)	(95.9)		
Total	**4,834.3**	**5,232.4**	**6,106.9**	***26.3%***	***16.7%***
Of which France					
VINCI Concessions	441.6	839.6	920.1	*108.4%*	*9.6%*
VINCI Energies	637.3	637.3	709.3	*11.3%*	*11.3%*
Eurovia	755.3	755.3	917.6	*21.5%*	*21.5%*
VINCI Construction	1,340.3	1,340.3	1,595.0	*19.0%*	*19.0%*
VINCI Immobilier	96.2	96.2	134.6	*40.0%*	*40.0%*
Eliminations	(62.1)	(62.1)	(82.9)		
Total	**3,208.5**	**3,606.6**	**4,193.6**	***30.7%***	***16.3%***
Of which outside France					
VINCI Concessions	63.0	63.0	60.4	*(4.1%)*	*(4.1%)*
VINCI Energies	214.2	214.2	238.6	*11.4%*	*11.4%*
Eurovia	409.0	409.0	438.4	*7.2%*	*7.2%*
VINCI Construction	949.7	949.7	1,188.8	*25.2%*	*25.2%*
VINCI Immobilier					
Eliminations	(10.1)	(10.1)	(12.9)		
Total	**1,625.8**	**1,625.8**	**1,913.3**	***17.7%***	***17.7%***

(*) On an actual basis, with ASF and ESCOTA consolidated from 10 March 2006, the date on which VINCI acquired control
(**) Pro forma: data for the first quarter of 2006 is restated on a pro forma basis to include full-quarter revenue for ASF and ESCOTA

Motorway concessions traffic at 31 March 2007
(in millions of kilometers travelled)

	Network	31 March2006	31 March 2007	Change
ASF				
Light vehicles	Comparable	4,087.8	4,329.9	5.9%
	Actual	4,104.5	4,352.4	6.0%
Heavy vehicles	Comparable	1,083.9	1,126.8	4.0%
	Actual	1,087.2	1,132.0	4.1%
Total distance travelled	**Comparable**	**5,171.7**	**5,456.7**	**5.5%**
	Actual	**5,191.7**	**5,484.4**	**5.6%**
ESCOTA				
Light vehicles	Stable	1,213.9	1,266.5	4.3%
Heavy vehicles	Stable	157.5	165.7	5.3%
Total distance travelled	**Stable**	**1,371.4**	**1,432.2**	**4.4%**
Cofiroute				
Light vehicles	Stable	1,470.2	1,576.5	7.2%
	Evolutif	1,496.3	1,618.1	8.1%
Heavy vehicles	Stable	370.2	398.8	7.7%
	Evolutif	376.0	409.1	8.8%
Total distance travelled	**Stable**	**1,840.4**	**1,975.3**	**7.3%**
	Evolutif	**1,872.3**	**2,027.2**	**8.3%**



Rueil Malmaison, 3 May 2007

VINCI, preferred bidder for a second motorway concession in Greece

The Apion Kleos consortium, led by VINCI, has been announced preferred bidder by the Greek government on the country's biggest motorway concession project.

The projects calls for the financing, design, construction and/or repair of 365 km of toll motorway between Athens and Tsakona, in the south-west of the Peloponnese, via Corinth and Patras. It also includes operating the motorway for 30 years.

The concession consortium comprises VINCI (leader with 36%), Hochtief of Germany and three Greek companies, Aktor (a subsidiary of Elliniki Technodomiki), J&P-Avax and Athena.

The works, valued at approximately €2.1 billion, will last six years. They will be carried out by a construction consortium in which VINCI Construction Grands Projets holds the biggest share (36%). The company will be in charge of the operational management of the project.

The project strengthens VINCI's position in Greece, where the Group already operates the Rion-Antirion bridge under a concession contract. In addition, as part of a consortium comprising VINCI Concessions (13.75%), Hochtief (leader) and several large Greek companies (including Elliniki Technodomiki and J&P-Avax), it recently won the 30-year concession contract for the Maliakos-Kleidi motorway, which covers 230 km on the northern part of the Athens-Thessalonica corridor.

Success on this project illustrates once again the aptness of the Group's integrated concession and construction business model. The new contract is both the biggest construction worksite and the biggest concession ever won by VINCI outside France. It gives the Group a firm foothold in Greece, which still has major infrastructure needs and where the PPP culture is now well established, as well as a bridgehead into the Balkans.

Press contact: Vanessa Lattès
Tel: +33 1 47 16 31 82
e-mail: vlattes@vinci.com

END